Corporate Presentation January 2020 Exhibit 99.1

This slide presentation includes forward-looking statements Forward-Looking Statements Various statements in this slide presentation concerning the future expectations of BioNTech, its plans and prospects, including the Company’s views with respect to the potential for mRNA therapeutics, its expectations with respect to the timing and results of clinical trials and release of clinical data (both in respect of its proprietary product candidates and of product candidates of its collaborators), the development of commercial capabilities and the transition of BioNTech to a fully integrated biopharmaceutical company, its expectations with respect to interactions with regulatory authorities such as FDA and EMA, including the potential approval of BioNTech’s or its collaborators’ current or future drug candidates, and expected royalty and milestone payments in connection with BioNTech’s collaborations, constitute forward-looking statements. Words such as "expects," "plans," "potential," "target," "continue" and variations of these words or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are based on the current beliefs and assumptions of the management team of BioNTech and on the information currently available to the management team of BioNTech, and are subject to change. The Company will not necessarily inform you of such changes. These forward looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause the Company’s actual results, performance or achievements to be materially different than any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including the initiation, timing, progress, results and cost of the Company's research and development programs and its current and future preclinical studies and clinical trials; the timing of and the Company's ability to obtain and maintain regulatory approval for its product candidates; the Company's ability to identify research opportunities and discover and develop investigational medicines; the Company's expectations regarding the size of the patient populations for its product candidates, if approved for commercial use; the Company's estimates of its expenses, ongoing losses, future revenue and capital requirements and its needs for or ability to obtain additional financing; the Company's ability to identify, recruit and retain key personnel; the Company's and its collaborators' ability to protect and enforce its intellectual property protection for its proprietary and collaborative product candidates, and the scope of such protection; the development of and projections relating to the Company's competitors or its industry; the Company's ability to commercialize its product candidates, if approved; the rate and degree of market acceptance of the Company's investigational medicines; the Company's ability to manage its development and expansion; regulatory developments in the United States and foreign countries; the Company's ability to manufacture its product candidates with advantages in turnaround times or manufacturing cost; and the Company's ability to implement, maintain and improve effective internal controls. The preceding list is not intended to be an exhaustive list of all of the Company's forward-looking statements. Any forward-looking statements represent the Company's views only as of today and should not be relied upon as representing its views as of any subsequent date. The Company explicitly disclaims any obligation to update any forward-looking statements. The mRNA vaccines and other product candidates discussed in this slide presentation are investigational products being developed by BioNTech and its collaborators and are not currently approved by the FDA, EMA or any other regulatory authority.

Agenda Who we are and what we do Our key platforms and programs Outlook in 2020 and beyond +

Building a 21st century individualized immunotherapy company Executive summary Large addressable market opportunity in solid tumors More than USD 90bn solid tumor market3 addressed Commercialization or co-commercialization rights retained in key geographies World-leading collaborators 7 pharmaceutical collaborators and multiple leading academic institutions 50:50 cost and profit share agreements with leaders in oncology1 Broad & diversified pipeline 10 product candidates in the clinic First registrational trial expected to start in 20202 Next generation immunotherapies for cancer and other diseases Technology agnostic approach Exploiting novel targets and mechanisms Vertical Integration with in house manufacturing Up to 7 clinical data updates expected in the next 18 months 1with Genentech and Genmab; 2BNT111; 3Source: Global Data Total WW Market, top 10 available products 2018-2024 + other

Our Vision: We aspire to individualize cancer medicine Overview mRNA Therapeutics Engineered Cell Therapies Antibodies Small Molecule Immunomodulators Off-the-shelf drugs Interindividual variability Tailored-on-demand immunotherapies Clinical samples Sample profiling bioinformatics big data, deep data AI platforms Drug classes In-house diagnostics & bio-informatics Multi-drug platform approach Off-the-shelf drugs and individualized therapies In-house manufacturing with on-demand production capabilities A patient centric approach

Achievements 2019 and Outlook 2020 2019 accomplishments: Raised USD 225m in Series B financing and USD 149m in Nasdaq IPO Initiated 6 clinical trials across 2 drug classes and 4 different platforms Started first randomized phase 2 trial for iNeST Dosed more than 440 patients across all BNTX programs1 as of end 2019 Entered into strategically important agreements with Bill & Melinda Gates Foundation and Regeneron Site for building new iNeST manufacturing facility purchased, planning and design work initiated, secured loan of USD 55m (EUR 50m) from European Investment Bank (EIB) Goals for 2020: Start 8 or more clinical trials (alone or with our collaborators) Move FixVac into a pivotal phase 3 trial and iNeST into additional phase 1/2 clinical trials Further invest in individualized manufacturing capacities Establish presence on East Coast of US 1 BNTX programs: all BioNTech trials including trials sponsored by collaborators Year in review and outlook

Solid tumor market segmentation

A technology agnostic approach increases our addressable market

Cancer segment	Patient Population	Challenge	Our Therapeutic Strategy
High mutational burden/ adjuvant stage cancers	Significant portion of cancer patients	Poor risk-benefit profile of checkpoint inhibitors	• ***mRNA Neoantigen Immunotherapy*** *(iNeST)*
Low mutational burden cancers	>60% of cancers	Poor response to checkpoint inhibitors	• ***Shared Antigens*** *(FixVac, CAR-T cells, Antibodies)*
"Immune desert" cancers	>40% of high-mutational cancers	Poor infiltration and activation of T-cells in TME[1]	• ***mRNA Immunotherapy*** • ***Immunostimulatory Compounds*** *(intratumoral, RiboCytokines)*
Cancers with MHC / B2M loss	20-30% of CPI-experienced advanced cancers	Failure of immune system to recognize tumor cells	• ***Antibodies*** • ***CAR-Ts***
Refractory tumors	Patients with large tumors and multiple resistance mechanisms	Few treatment options	• ***Engineered Cell Therapies*** • ***Combination Therapies***

Portfolio approach based on molecular classification and segmentation of cancer types

[1]Tumor microenvironment

7

Our approach

…and enables us to exploit our proprietary cancer antigen library

Tumor Associated Antigens (TAAs)

Description and rationale

- **Cancer-selective antigens**

  Over the past 15 years, we have built up a database of ~200 of tumor associated antigens, including proprietary targets

Antigen type and platform

Cancer-Germline and Cancer-Embryo-Fetal Antigens

FixVac | Antibodies | CAR-T

Tissue Restricted Differentiation Antigens

FixVac | Antibodies

Tumor-Associated Carbohydrate Antigens

Antibodies | CAR-T

Viral Neoantigens

- **Virus-derived proteins**
- Safe and promising targets for immunotherapy:
  - Absent from any non-infected tissue
  - Highly immunogenic
  - Not subject to immune escape

Viral Oncoantigen Targets E6 & E7 for FixVac program in HPV16+ H&N cancer

FixVac

Mutant Neoantigens

- **Antigens derived from sequence-altered (mutated) proteins**
- Promising targets for cancer immunotherapy:
  - Drive highly specific activation of the immune system (recognized as foreign)
  - Exempt from central tolerance

Mutant Neoantigens for individualized Neoantigen Specific Immunotherapy (iNeST)

iNeST

8

BIONTECH

Our approach

We have pioneered a truly individualized immunotherapy approach…


1
2
3
4
5
NORMAL
GGGAAACTTTTTCC
TUMOR
GGGAAACGTTTTCC
Expression
MHC binding
Gene Mutation
1 F4 G209C
2 X9 F122H
3 G7 M4895
- - -
Unique patient
Sequencing patient's tumor
Mapping of mutations
Bioinformatic algorithms
Selection of neoepitopes

Sequencing

- Sequence patient's tumor and healthy tissue using **next-generation sequencing technology**
- Compare patient's sequenced tumor and healthy samples to **identify targets for the design of individualized cancer immunotherapies**

Mutation Detection (MyMUT[1])

- Technology combines tumor modeling with mutation detection
- **MyMUT is a next-generation mutation detection system** combining
  - High specificity
  - Robustness at low tumor content
  - Intratumor heterogeneity
  - Quality control
  - Suitable for routine clinical specimen

Neoepitope Selection

- Only a portion of mutated peptides (neoepitopes) are suitable for raising an immune response in vivo.
- Our approach **focuses on evoking responses involving both CD8+ T cells and CD4+ T cells**
- **Continuously evolving Machine Learning and Artificial Intelligence algorithms,** data collection from various sources

Note: [1]Exclusively licensed from TRON

9

BIONTECH

Our approach: deep OMICS capabilities

…and ability to leverage deep OMICS capabilities across all our platforms

Molecular Cancer Profiling

- Next-generation sequencing (NGS)
- Genomics
- Bioinformatics, Machine Learning, Artificial Intelligence
- High-Performance Computing

HT NGS

- HiSeq
- NovaSeq 6000
- 10X Genomics Chromium



HT qRT-PCR

- Fluidigm Biomark



NGS analysis pipelines

- seq2HLA
- MyMut®
- uMut®



Collaboration with TRON Translational Research Center

Immune Response Analyses

- Target validation (CD8+, CD4+, antibodies)
- Pre-clinical models & mode of action
- Immunology & immune therapies

Immune monitoring

- Flow cytometry and sorting
- ELISpot





Animal models and imaging

- Syngeneic and xenogeneic models
- In vivo imaging





Target expression

- RNA vectors
- Cloning



Histology

- Immunohistochemistry
- Cryo-immunofluorescence



10

BIONTECH

Collaborating with leaders in oncology 50:50 Cost and Profit share (2016) 50:50 Cost and Profit share (2015) Cost and Profit share (2015) Co-development and Co-commercialization of novel mRNA-based, individualized cancer vaccines (iNeST – BNT122) USD 310m upfront & near-term payments 50/50 cost and profit share on global profits Genentech conducting ongoing clinical trials BioNTech with right to co-commercialize in the US and certain European markets Co-Development and co-commercialization of Bispecific antibodies (BNT311, BNT312) USD 10m upfront milestones 50/50 cost and profit share on global profits Genmab conducting ongoing clinical trials BioNTech with right to co-commercialize worldwide Development and commercialization of up to 5 intratumoral mRNA cancer immunotherapies, e.g., BNT131 USD 60m upfront and milestones; extended collaboration in 2018 with equity investment Potential for up to EUR 260m in development, regulatory, and commercial milestones on each of the immunotherapies (with up to low double-digit royalties on net sales) Option to convert the financial terms for 2 of these immunotherapies to a cost and profit share arrangement (first option exercised) BioNTech with right to co-commercialize in the US and certain EU markets Our strategy to commercialize our own products is reflected by differentiated collaboration agreements

Collaborating with leaders in oncology, infectious diseases and rare diseases Our other collaboration agreements are structured to expand our footprint while managing risk Co-development Co-commercialization (2018) Co-development and Co-commercialization agreement for 5 mRNA protein replacement therapies for rare diseases 50/50 global cost and profit share For each co-development project, one or the other party will take lead responsibility for commercialization (and book sales) 5 exclusive oncology LNP licenses to BioNTech – Genevant to receive milestones and royalties on oncology licenses mRNA based prophylactic flu vaccine (BNT161) USD 120m in upfront, equity investment and first milestones Up to USD 325m in potential additional milestone payments Up to very low double-digit royalties on worldwide sales mRNA based vaccines in up to 10 infectious disease collaborations R&D payments to Penn of USD 15m, with USD 5m paid on signing UPenn to conduct preclinical testing of mRNA vaccine compounds BioNTech retains the option to license in the mRNA vaccine candidates for clinical development; milestones and royalties to be paid under certain circumstances HIV and tuberculosis (TB) and up to 3 additional infectious diseases USD 55m as an equity investment to advance prevention and/or treatment of HIV and TB Up to USD 45m in additional grants to fund additional activities in up to 3 additional infectious disease projects within the first 5 years of the collaboration Novel tumor targets and corresponding T-cell receptors USD 60m in upfront and equity investment Potential development, regulatory, and commercial milestones up to an aggregate of approx. USD 300m Up to very low double-digit royalties per drug candidate Licensing Agreement (2018) Strategic R&D Alliance (2018) R&D Agreement (2019) Licensing Agreement (2015) UPenn

We own in-house manufacturing capabilities for individualized treatments mRNA Manufacturing: Unique process utilizing digitization and automation/robotics to ensure robust, consistent repeatability, quality control and on-demand manufacturing 2 mRNA GMP production facilities: Idar-Oberstein (GMP since 2011) and Mainz (GMP since 2018) Completion and GMP licensure of new Mainz facility for iNeST expected in 2022/23 We intend to further strengthen our position as a leader in the highly automated, on-demand production of individualized therapies. Manufacturing footprint Cell & Gene Therapy Manufacturing: Innovative and robust cell therapy manufacturing process Idar-Oberstein: GMP certified cell and gene therapy facility since 1999 Ongoing facility expansion providing additional, state-of-the-art cell therapy manufacturing capacity

Management team

We are led by an experienced and entrepreneurial team

Management



Prof. Ugur Sahin, MD
Co-Founder and CEO



Sean Marett
CBO / CCO



Dr. Sierk Poetting
CFO / COO



Dr. Özlem Türeci
Co-Founder and CMO



Ryan Richardson
Chief Strategy Officer

Supervisory Board

Helmut Jeggle
- Managing Director, Athos
- Former Head of Business Planning & Analyses at Hexal

Michael Motschmann
- Founder of MIG Verwaltungs AG
- Significant experience in building companies

Prof. Christoph Huber, MD
- Co-founder of BioNTech
- Prof. Emeritus at the Mainz University

Dr. Ulrich Wandschneider
- Former CEO at Asklepios Kliniken

Scientific Advisory Board

Prof. Dr. Rolf Zinkernagel
- Nobel Prize in Physiology or Medicine in 1996 for his discovery of immune recognition of virus-infected cells
- Professor Emeritus at Zurich University

Prof. Dr. Hans Hengartner
- Professor Emeritus at ETH Zurich and University of Zurich
- World renowned immunologist

14

Building a global biotechnology company Company footprint BNT office planned San Diego Mainz Berlin Munich  Idar-Oberstein USA Germany

Agenda Who we are and what we do Our key platforms and programs Outlook in 2020 and beyond +

Our pipeline

We have a broad pipeline of mRNA product candidates in oncology

Drug Class	Platform	Product Candidate	Indication (Targets)	Preclinical	Phase 1	Phase 2	Rights Collaborator	Milestones
Oncology								
mRNA	**FixVac** (fixed combination of shared cancer antigens)	BNT111	advanced melanoma (adjuvant & metastatic)				fully-owned	report phase 1 data and phase 2 start 1H 2020; phase 3 start 2H 2020
		BNT112	prostate cancer				fully-owned	
		BNT113	HPV16+ head and neck cancer[1]				fully-owned	phase 2 start 2H 2020
		BNT114	triple negative breast cancer				fully-owned	data update 1H 2020
		BNT115	ovarian cancer[1]				fully-owned	
		BNT116	NSCLC				fully-owned	
	iNeST (patient specific cancer antigen therapy)	RO7198457 (BNT122[4])	1L melanoma with CPI[2]				Genentech (global 50:50 profit/loss	top line data 2H 2020[3]
			multiple solid tumors					data update 2020
	Intratumoral Immunotherapy	SAR441000 (BNT131)	solid tumors *(IL-12sc, IL-15sushi, GM-CSF, IFNα)*				Sanofi (global profit/ loss share)	data update 2H 2020[5]

[1]BNT113 and BNT115 are currently being studied in investigator-initiated phase 1 trials; [2]Checkpoint Inhibitor; [3]Update on the ongoing study including patient enrollment number, efficacy and safety data for an interim update expected in the second half of 2021; [4]BNT122 (iNeST) is also being investigated in arm 2 (N=15) of the 3 arm TNBC-MERIT trial, with BNT114 as an optional treatment; BNT114 is investigated in arm 1 (N=12) and arm 3 (N=15) of the TNBC-MERIT trial (total patients in study: N=42; [5]As the trial is sponsored and conducted by Sanofi, the timing of data updates is not under our control and is subject to change by Sanofi

17

BIONTECH

Our pipeline

We have a broad pipeline of mRNA product candidates in oncology...

Drug Class	Platform	Product Candidate	Indication (Targets)	Preclinical	Phase 1	Phase 2	Rights Collaborator	Milestones
Oncology								
mRNA	**RiboMabs** (mRNA-encoded antibodies)	BNT141	multiple solid tumors	➔			fully-owned	phase 1 start 2H 2020
mRNA	**RiboMabs** (mRNA-encoded antibodies)	BNT142	multiple solid tumors *(CD3+CLDN6)*	➔			fully-owned	phase 1 start 2H 2020 or 1H 2021
mRNA	**RiboCytokines** (mRNA-encoded Cytokines)	BNT151	multiple solid tumors *(optimized IL-2)*	➔			fully-owned	phase 1 start 1H 2020
mRNA	**RiboCytokines** (mRNA-encoded Cytokines)	BNT152+ BNT153	multiple solid tumors *(IL-7, IL-2)*	➔			fully-owned	phase 1 start 2H 2020 or 1H 2021

18

BIONTECH

Our pipeline

We expect additional oncology trial starts in 2020 - with first data in 2021

Drug Class	Platform	Product Candidate	Indication (Targets)	Preclinical	Phase 1	Phase 2	Rights Collaborator	Milestones
Oncology								
Engineered Cell Therapies	CAR-T Cells	BNT211	multiple solid tumors *(CLDN6)*				fully-owned	phase 1/2 start 1H 2020
		BNT212	pancreatic, other cancers *(CLDN18.2)*				fully-owned	-
	TCRs	Undisclosed	undisclosed				Eli Lilly (exclusive license)	-
		To be selected	all tumors				fully-owned	-
Antibodies	Next-Gen CP[5] Immunomodulators	GEN1046 (BNT311)	multiple solid tumors *(PD-L1×4-1BB)*				Genmab (global 50:50 profit/loss)	data update 2H 2020
		GEN1042 (BNT312)	multiple solid tumors *(CD40×4-1BB)*					-
	Targeted Cancer Antibodies	BNT321 (MVT-5873)	pancreatic cancer *(sLe^a)*				fully-owned	
SMIM[6]	Toll-Like Receptor Binding	BNT411	solid tumors *(TLR7)*				fully-owned	phase 1 start 1H 2020

[5]Checkpoint; [6]Small Molecule Immunomodulators

19

BIONTECH

Our first trial starts outside of oncology are expected by the end of 2020 Our pipeline 1We are eligible to receive worldwide licenses; 2Protein Replacement Therapy Drug Class Platform Product Candidate Indication (Targets) Preclinical Phase 1 Phase 2 Rights Collaborator Milestones Other mRNA Infectious Disease Immunotherapies Undisclosed Influenza Pfizer start first study by end of 2020 Undisclosed up to 10 indications Penn1 first phase 1 trial to start 1H 2021 Undisclosed HIV and tuberculosis Bill & Melinda Gates Foundation - Rare Disease PRT2 BNT171 Not disclosed Genmab (global 50:50 profit/loss) first phase 1 trial to start 2H 2020 Undisclosed 5 rare disease indications -

Our multi-platform approach

Our IO strategy exploits complementary therapeutic platforms



mRNA Cancer Vaccines
FixVac, iNeST
In the clinic
Targeting Cancer + Immunomodulation
Next Generation Immunomodulators
Bispecific Antibodies (CPI + co-stimulation)
2020
Engineered Cell Therapies
CAR-T, TCRs
Engineered Cytokines
Intratumoral cytokines
RiboCytokines
2020
Antibody Targeting
Targeted Antibodies
RiboMabs
Small Molecule Immunomodulators
TLR agonist

We expect to have all core platforms in the clinic by the end of 2020

21

BIONTECH

Agenda Who we are and what we do Our key platforms and programs mRNA vaccines – FixVac and iNeST Antibodies CARVac platform – CLDN6 CAR-T RiboCytokines Outlook in 2020 and beyond Small Molecule Immunomodulator program

One of the broadest mRNA toolkits in the industry Local Intratumoral Systemic Tissue specific Adjustable activity in vivo from minutes up to weeks Various delivery routes Liposomes / LPX LNPs Polyplexes Broad formulation spectrum Multiple mRNA formats uRNA modRNA saRNA taRNA 5’ Cap 5’ UTR ORF 3’ UTR Poly(A) tail mRNA drug class | formulations and formats

mRNA drug class | formulations and formats

We have developed multiple proprietary mRNA formats and formulations

Our mRNA formats


Uridine mRNA
(uRNA)
Cap
UTR
Antigen
UTR
A30-L-A70
Repeat administration
Strong T cell responses
Nucleoside-modified mRNA
(modRNA)
Cap
UTR
Antigen
UTR
A30-L-A70
Non-immunogenic vector
Strong antibody responses
Therapeutic protein delivery
OUR mRNA
FORMATS
Self-amplifying mRNA
(saRNA)
Cap
vUTR
Replicase
SGP
Antigen
vUTR
A30-L-A70
Sustained expression
T cell responses upon prime only
Protection upon prime only
Trans-amplifying mRNA (taRNA):
Replicase and mRNA
Cap
UTR
Replicase
UTR
A30-L-A70
Cap
vUTR
Antigen
vUTR
A30-L-A70
Sustained expression
Highly flexible co-transfer
Low antigen RNA doses

Our mRNA delivery formulations



Lipoplexes
(FixVac, iNeST, CARVac)



LNPs
(RiboMabs, RiboCytokines, Rare Disease)



Polyplexes
(Discovery Programs)

- **Lipoplex:** Our lipoplex formulation, or LPX, embeds the mRNA between a lipid bilayer, which is used for our FixVac and iNeST platforms
- **LNPs:** For other applications, we encapsulate our mRNA in lipid nanoparticles, or LNPs. These formulations are suitable for our RiboMab, RiboCytokine and rare disease protein replacement therapy platforms
- **Polyplexes:** Our portfolio also comprises polyplexes, which are being utilized in certain of our discovery programs, in which the mRNA is bound to a polymer and then forms nanoparticles

24

BIONTECH

mRNA drug class | targets, formulations and formats

We are developing multiple mRNA therapeutic platforms

	mRNA Platform	Drug Targets	mRNA Formats	Delivery Formulations
	7 mRNA platforms	**Broad range of biological targets**	**4 types of mRNA**	**Multiple optimized formulations**
Oncology	FixVac	Shared Antigens	uRNA	RNA-LPX
Oncology	iNeST	Neoepitopes	uRNA	RNA-LPX
Oncology	Intratumoral Immunotherapy	Immunomodulators	modRNA	Various formulations Intratumoral
Oncology	RiboMabs	mAb targets	modRNA	LNPs Intravenous delivery
Oncology	RiboCytokines	Cytokines	modRNA	Various LNP formulations
Other	Infectious Disease Vaccines	Pathogens	saRNA, taRNA, modRNA	Various LNPs for i.m. & s.c. delivery
Other	Rare Disease Protein Replacement Therapy	Diverse Proteins	modRNA	Liver targeted LNPs

uRNA: uridine mRNA; modRNA: nucleoside-modified mRNA; saRNA: self-amplifying mRNA; taRNA: trans-amplifying mRNA;

25

BIONTECH

mRNA drug class | vaccine platforms

Our mRNA vaccine platforms: FixVac and iNeST

FixVac



- **Off-the-shelf mRNA immunotherapy**
- **Targeting a fixed combination of shared antigens**
  - Non-mutated antigens shared among patients with a specific cancer type
  - Applicable for almost all types of tumor antigens

iNeST


1
2
3
4
5
NORMAL
GGGAAACTTTTTCC
TUMOR
GGGAAACGTTTTCC
Individual patient samples (blood and tissue)
Mapping of mutations
Neoantigen prediction
On-demand tailored RNA manufacturing
Individualized immunotherapy

- **Fully individualized mRNA immunotherapy**
- **Targeting 20 neo-antigens unique to each patient**
  - Vast majority of neo-antigens are unique to individual patients
  - Applicable across solid tumor types

- **Proprietary RNA-LPX formulation for systemic dendritic cell targeting**
- **Strong immunogenicity observed *in vivo* via TLR7-driven adjuvant effect**
- **Potent induction of strong *ex vivo* CD4+ and CD8+ T cell responses**

26

Kranz et al., Nature 2016

BIONTECH

mRNA drug class | vaccine platforms

Our RNA-LPX vaccine approach

Strong vaccine-induced *ex vivo* CD8+ T cell responses[1] across different cancer types


10.1%
2.1%
5.0%
10.3%

NY-ESO-1	MAGE-A3	HPV16-E7	Mutant Neoantigen
Melanoma	Melanoma	Head Neck Cancer	TNBC
BNT111, Lipo-MERIT trial	BNT111, Lipo-MERIT trial	BNT113, HARE40 trial	BNT114, TNBC MERIT trial
FixVac	FixVac	FixVac	iNeST

[1]T cell responses analyzed by *ex vivo* multimer staining analysis in blood

27

Cumulative patient coverage of FixVac Melanoma targets is over 90% Computational pipeline for antigen-discovery and RT-PCR validation RNA-Seq data from 337 melanoma samples in TCGA Target-criteria High expression in melanoma No expression in toxicity-relevant normal cells and tissues Coverage of as many patients as possible with at least 1 antigen Coverage of a substantial fraction of patients with more than 1 antigen Tyrosinase MAGEA3 NY-ESO-1 TPTE mRNA drug class | FixVac platform | BNT111 (FixVac Advanced Melanoma)

mRNA drug class | FixVac platform | BNT111 (FixVac advanced melanoma)

FixVac: BNT111 Interim clinical activity data (dose range 14µg -100µg)

Summary

- Advanced melanoma patients (stage III, IV)
- Out of **74 patients** with available follow-u radiological imaging **42 patients** were assessed for preliminary analysis as of July 29, 2019
- **of 25 patients** with metastatic melanoma who received BNT111 monotherapy following progression on CPI* and in some cases other therapies
  - 3 patients with partial response (PR)
  - 1 patient with metabolic complete response
  - 7 patents with stable disease (SD)
  - 14 progressive disease (PD)
- **of 17 patients** with metastatic melanoma who received BNT111 in combination with CPI after progression on CPI monotherapy
  - 6 patients with partial response (PR)
  - 2 patents with stable disease (SD)
  - 9 progressive disease (PD)
- Adjuvant cohort of 32 patients still in study


5´ UTR
P2, P16
3´ UTR
5´
NY-ESO-1
AAAA
Cap analogue
SP
Linker
MITD
Poly(A) tail
5´
Tyrosinase (1-477)
AAAA
5´
MAGE-A3
AAAA
5´
TPTE
AAAA

Shared Antigens Targeted
NY-ESO-1 / MAGE-A3 / Tyrosinase / TPTE

*CPI: Checkpoint inhibitor

29
BIONTECH

mRNA drug class | FixVac platform | BNT112 (FixVac Prostate Cancer)

BNT112: FixVac Prostate Cancer


Antigen 1
PSA
PAP
Antigen 4
Antigen 5
Prostate cancer specimens (n= 96)
Antigen 1
PSA
PAP
Antigen 4
Antigen 5
adrenal gland
blood vessel
bone marrow
brain
cartilage
colon
dorsal root ganglion
esophagus
eye
gall bladder
gastric
heart
kidney
large intestine
larynx
liver
lung
lymph node
nasal turbinate
nerve
omentum
oral cavity
oropharynx
pancreas
pancreatic islets
PBMC
pituitary gland
rectum
salivary gland
skeletal muscle
skin
small intestine
spinal cord
spleen
stomach
synovial membrane
thymus
thyroid
tongue
tonsil
trachea
umbilical cord
ureter
urinary bladder
fetal
breast
epididymis
fallopian tube
ovary
placenta
prostate
testis
uterus
Expression values (a.u.)
N/A
0 – 5.000
5.000 - 10.000
50.000 - 100.000
100.000 - 200.000
500.000 - 1.000000

Ph1/2: first patient enrolled in December 2019

- Multipronged vaccine: Targeted antigens of BNT112 are 5 prostate cancer specific antigens (PAP, PSA and 3 undisclosed antigens)
- RNA-LPX vaccine format validated by our FixVac Melanoma program

30

mRNA drug class | FixVac platform

FixVac: a flexible format which can rapidly be adapted for different tumors

Product candidate	Indication (Preclinical / Phase 1 / Phase 2)	Milestones
BNT111	Metastatic melanoma	*Ph 2 start H1 2020* *Ph 3 start H2 2020*
BNT113	HPV16+ positive head & neck cancer (IIT)	*Ph 2 start 2H 2020*
BNT114	Triple negative breast cancer	*Data update 1H 2020*
BNT112	Prostate cancer	
BNT115	Ovarian cancer (IIT)	
BNT116	NSCLC	

Initiation of additional clinical studies in other solid tumor indications

5 programs in human trials

31

mRNA drug class | iNeST platform | clinical trials

Individualized Neoantigen Specific Immunotherapy (iNeST)


1
2
3
4
5
NORMAL
GGGAAACTTTTTCC
TUMOR
GGGAAACGTTTTCC
Individual patient samples (blood and tissue)
Mapping of mutations
Neoantigen prediction
On-demand tailored RNA manufacturing
Individualized immunotherapy

Turnaround time reduced from three months to six weeks

	Preclinical	Phase 1	Phase 2	
BNT121 (i.n.)	Metastatic melanoma (N=13)			*Up to 41 mon follow-up data*
BNT122 (IV)	Multiple solid tumors			*Data update 2020*
	First-line advanced melanoma in combination with pembrolizumab (Keytruda)			*Top line data 2H 2020*
	First-line adjuvant solid cancer in combination with atezolizumab (Tecentriq)			*New planned trial expected to start in 2020*
	First-line adjuvant solid cancer			

Currently being evaluated in ≥ 8 solid tumor indications

Overview

- Targeting multiple neoantigens
- Intended to be a universal approach applicable for the majority of cancers
- 50:50 profit/loss share with Genentech

32

BIONTECH

mRNA drug class | iNeST platform | clinical trials

Conclusions from iNeST clinical trials

Long-term follow-up of completed trial with BNT121 (Intra-nodal administration, RNA):

- Long-term relapse free disease activity with BNT121 iNeST in adjuvant melanoma

Preliminary observations in ongoing trials with BNT122 (RO7198457) (IV administration, RNA-LPX):

- iNeST can be manufactured for individual patients with clinically relevant turn-around times across a range of tumor types
- iNeST +/- atezolizumab (Tecentriq) has a manageable safety profile
- Strong iNeST immunogenicity across a range of tumor types

Clinical efficacy evaluation in randomized phase 2 trials initiated

33

BIONTECH

mRNA drug class | iNeST platform | BNT121

Update for BNT121 (as of October 2019)

Melanoma Stage IIIB, IIIC, and IV, 13 patients, intranodal delivery against 10 neoantigens

Metastatic relapse analyses



Time relative to neo-epitope RNA vaccination (month)
-24 -18 -12 -6 +6 +12 +18 +24 +30 +36 +42 +48 +54 +60
Stage Patient
IV P01
IV P02*
IV P03*
IV P04*
IIIb P05
IIIc P06
IV P07*
IIIc P09
IIIb P10
IIIb P11
IV P12
IV P17*
IIIc P19
Metastasis (resected)
Metastasis
Neo-epitope RNA vaccination
† Death
L Lost to follow-up
⊢ Initial diagnosis
V Vemurafinib
α Interferon α
R Radiotherapy
P Pembrolizumab
I Ipilimumab
D Dabrafenib
* Measurable lesion at start of RNA vaccination

9 of 13 patients without documented PFS events



Progression free survival (%)
100
75
50
25
0
0 20 40 60
Time to progression (month)

Stable progression free survival in adjuvant melanoma

34

Sahin et al., Nature 2017

BIONTECH

mRNA drug class | iNeST platform | BNT121

BNT121: Interim clinical activity data (dose range 14µg -100µg)


RNA vaccination
Clinical status
Clinical outcome in follow up
Neo-epitope RNA production
Neo-epitope RNA vaccination, continued treatment, follow up
High relapse risk melanoma patients (stage IIIB, IIIC, IV)
13 patients
13
8
Stable Disease
8
Relapse free disease control
5
New Metastases
1
Complete Response
1
Partial Response
1
Complete Response (Combination with CPI)
1
Progression after temporary disease control (†18 months)
1
Lost to follow-up at 15 months

Metastatic melanoma (N=13)

- First-in-human Phase 1 with 13 patients with melanoma stage IIIB, IIIC, and IV; intranodal delivery
- **Immune responses** against at least one neoantigen **in all patients**
- Cumulative rate of metastatic events significantly reduced, resulting in a sustained PFS
- **3 out of 5 pts with melanoma relapses** developed treatment-related **objective clinical responses**
  - One complete response (CR), relapse-free 26 mon
  - One immunotherapy-related partial response (PR)
  - One CR in combination with anti-PD1
- 8 patients (no detectable lesions at start) relapse free and recurrence-free for the whole follow-up (12 to 23 months)

Sahin et. al. Nature 2017

35

mRNA drug class | iNeST platform | BNT122

iNeST: Results expected for phase 1 in 2020, for phase 2 in 2H 2020

Phase 1a/1b in Multiple Solid Tumors: Open-label, dose-escalation study of safety and pharmacokinetics

Genentech

- **Enrollment:** Up to 770
- **Start date:** Dec 2017
- **Data update:** 2020
- **Tumor types:** Melanoma, NSCLC, bladder cancer, CRC, TNBC, renal cancer, H&N cancer, other solid tumors

- Phase 1a: Single-agent
- Phase 1b: Combination with atezolizumab

Single-agent escalation → Combo escalation (PCV + atezolizumab) → Combo exploration/expansion Indication-specific expansions, emphasis on detecting combo signal as quickly as possible

- Primary outcome measures in iNeST + atezolizumab treated participants compared with iNeST-only participants include:
- Dose-limiting toxicities (DLTs)
- Adverse events (AEs)

Phase 2 in Advanced Melanoma: Interventional open-label, multicenter randomized study of efficacy and safety

Genentech

- **Enrollment:** 132
- **Start date:** Jan 2019
- **Topline data:** 2H 2020
- **Tumor types:** Advanced melanoma
- Phase 2: Combination with pembrolizumab

- Study to evaluate the efficacy and safety of iNeST in combination with pembrolizumab vs. pembrolizumab alone in participants previously untreated in advanced melanoma (first-line)

- Primary endpoint in iNeST+ pembrolizumab treated participants compared with pembrolizumab-only participants:
- Progression-free survival (PFS)

36

BIONTECH

Agenda Who we are and what we do Our key platforms and programs mRNA vaccines – FixVac and iNeST Antibodies CARVac platform – CLDN6 CAR-T RiboCytokines Outlook in 2020 and beyond Small Molecule Immunomodulator program

Antibodies drug class | bispecific antibodies | anti-PDL1, anti-4-1BB

Next-Gen checkpoint immunomodulators

Two bispecific antibodies partnered with Genmab

- Potential "first-in-class" bispecific antibodies
- Conditional activation of immuno-stimulatory checkpoint activity
- 50:50 profit/loss share
- Both programs are now in the clinic


PD-L1
4-1BB
L234F
L235E
D265A
Fc-silencing mutations
matched CH3 mutations
K409R
F405L
CD-40
4-1BB
L234F
L235E
D265A
Fc-silencing mutations
matched CH3 mutations
K409R
F405L

Product Candidate	Preclinical	Phase 1	Phase 2
BNT311 (GEN1046)	PD-L1x4-1BB	Ph1/2a	***Data update 2H 2020***
BNT312 (GEN1042)	CD-40x4-1BB	Ph1/2a	

38

Antibodies drug class | bispecific antibodies | anti-PDL1, anti-4-1BB

Next-Gen checkpoint immunomodulators

Characteristics

- Bispecific antibody combining constitutive CPI blockade and conditional co-stimulatory activity
- Enhanced prolife-ration of antigen specific activated T cells in the presence of PD-L1+ cell

Mode of Action


PDL1 Blockade
T cell activation (fold increase)
Antibody concentration (µg/mL)
PD-L1x4-1BB
Anti-PD-L1
Anti-PD-L1 (parental)
Isotype control
41BB Agonism
T cell activation (fold increase)
Antibody concentration (µg/mL)
PD-L1x4-1BB
PD-L1 x Control
Control x 4-1BB

Preclinical antitumor activity beyond PDL1 blockade


Tumor size (mm³)
days post tumor implantation
mbs-PD-L1x4-1BB
mbs-PD-L1xctrl
mbs-ctrlx4-1BB
ctrl

1. **Constitutive PD-L1 blockade & conditional 4-1BB agonism**
2. **Increased tumor infiltrating lymphocyte (TIL) expansion in human tumor tissue cultures *ex vivo***
3. **Induced tumor regression of murine tumors superior to pure PD-L1 blockage and is associated with an increase in tumor-specific CD8 T-cells**

*SITC 2018, Altintas et al

39

BIONTECH

Antibodies drug class | bispecific antibodies | anti-PDL1, anti-4-1BB

Bispecific antibody GEN1046 (BNT311): Phase 1/2a in solid tumors

First-in-human, open-label, dose-escalation trial with expansion cohorts to evaluate safety of GEN1046 (PD-L1x4-1BB) in subjects with malignant solid tumors

- **Enrollment:** 192
- **Data update:** 2H 2020
- **Tumor types:** Malignant Solid Tumors

Intervention:
- GEN1046 (BNT311) is a PD-L1x4-1BB bispecific antibody that induces conditional activation of T cells through 4-1BB stimulation which is dependent on simultaneous binding to PD-L1
- GEN1046 (BNT311) IV once every 21 days
- Dose levels determined by the starting dose and the escalation steps taken in the trial

Description:
- Open-label safety trial
- Two parts, a dose escalation (phase 1, first-in-human) and an expansion part (phase 2a)

Key Primary endpoints:
- Dose limiting toxicity
- Adverse events
- Safety laboratory parameters


Trans-activation
Cis-activation
Immune effector cell
Antigen-presenting cell
Tumor-targeting
Tumor cell

40

BIONTECH

Antibodies drug class | targeted cancer antibodies

BNT321: Cancer antibody targeting Cancer Associated Carbohydrate sLe^a

Characteristics

- Fully human IgG1 mAb with subnanomolar affinity, potent cell killing by ADCC &CDC activity.
- Targets sialyl Lewis A epitope (sLe^a) epitope present in a range of glyco-proteins collectively known as CA19-9
- CA19-9 is specifically expressed in pancreatic and various other cancers. Shedded CA19-9 is a prognostic marker in these cancers
- CA19-9 is functionally associated with carcinogenesis[1]

Preliminary data

- Six patients evaluated in combination with chemotherapy; four of them met the criteria for partial response and two patients met the criteria for stable disease. BNT321 was generally well tolerated by all six patients
- First patient enrolled to resume the BNT321 trial against pancreatic cancer in December 2019

sLe^a expression in human cancers


A
B
C
D
E
F

A. Pancreatic ductal adenocarcinoma
B. Colon carcinoma
C. Lung adenocarcinoma
D. Urinary bladder, mucinous adenocarcinoma
E. Colon metastatic to ovary
F. Breast carcinoma, lymph node

BNT321 (MVT-5873)	sLe^a	*Phase 1 resumed in 2H 2019*

[1]Engle et al, Science 2019: The glycan CA19-9 promotes pancreatitis and pancreatic cancer in mice

AACR 2016, Abstract CT026, Ragupathi_Maffuid

41

BIONTECH

Agenda Who we are and what we do Our key platforms and programs mRNA vaccines – FixVac and iNeST Antibodies CARVac platform – CLDN6 CAR-T RiboCytokines Outlook in 2020 and beyond Small Molecule Immunomodulator program

Complete eradication of advanced tumors demonstrated in an ovarian carcinoma xenograft model BNT211: Next generation CAR-T targeting CLDN6 with CARVac “primer” Engineered Cell Therapies | CAR-T therapies | BNT211 CAR-T cell therapy + RNA Vaccine to amplify CAR-T cell in vivo CLDN6 is not present in healthy tissues CLDN6 is expressed in multiple cancers Ovarian cancer Testicular tumor Lung cancer

BNT211: Next generation CAR-T targeting CLDN6 with CARVac “primer” Engineered Cell Therapies | CAR-T therapies | BNT211 RNA-lipoplex vaccine enhances expansion & persistence of CAR T Applicability shown for CLDN6, CLD18.2, CD19 CAR-T cells 1Reinhard et al, Science 2020: An RNA vaccine drives expansion and efficacy of claudin-CAR-T cells against solid tumors

Further development of engineered T cell therapies Key Plans Start first-in-human trial for CLDN6 CAR-T in solid tumors Second CAR-T in pipeline for solid tumors: CLDN18.2 CAR-T Develop CARVac with other CAR-T therapies Plan to announce first TCRs for TCR engineered therapies Expansion of certified GMP T cell manufacturing facilities planned to be completed in 2020 Idar-Oberstein: GMP certified Cell Therapy Manufacturing Front view model of final layout with the existing buildings A/B and the new buildings C and D (D behind B). C D B A Engineered Cell Therapies | CAR-T therapies | Manufacturing

Agenda Who we are and what we do Our key platforms and programs mRNA vaccines – FixVac and iNeST Antibodies CARVac platform – CLDN6 CAR-T RiboCytokines Outlook in 2020 and beyond Small Molecule Immunomodulator program

mRNA drug class | RiboCytokines

RiboCytokines: a novel therapeutic platform

The Concept

- Cytokines encoded by mRNA and produced in the patient
- Improved PK properties to improve tolerability and activity
- Cytokine design to improve immunological properties and tolerability


LNP
Ribocytokine RNA


Pharmacokinetic Profile
Recombinant cytokine
RiboCytokine

Therapeutic Goals

- Overcome resistance mechanisms by therapeutic synergy
- Improve activity of mRNA Vaccines

Worldwide rights; wholly owned

Product Candidate	Preclinical	Phase 1	Phase 2	
BNT151	Optimized IL-2			*Expected to enter the clinic in 1H 2020*
BNT152 / BNT153 combo	IL-7, IL-2			*Expected to enter the clinic in 2H 2020*

47

BIONTECH

mRNA drug class | RiboCytokines

RiboCytokines boost clinical activity of vaccination and PD-L1 blockade



Vaccine + aPD-L1 (5mm^2)
Vaccine + aPD-L1 (60mm^2)
Percent survival
100
75
50
25
0
0
20
40
60
80
100
120
Days after tumor inoculation

CT26 tumor model, vaccine antigen: gp70

Vaccine + aPD-L1 +



Vaccine + aPD-L1 + Control
CR 2/11
Vaccine + aPD-L1 + IL2
CR 6/11
Vaccine + aPD-L1 + IL7
CR 3/11
Vaccine + aPD-L1 + IL2 + IL7
CR 11/11
Tumor size (mm^3)
2048
1024
512
256
128
64
32
16
8
4
2
0
25
50
75
100
Days after tumor inoculation



Vaccine + aPD-L1+
Control
IL2
IL7
IL2 + IL7
Percent survival
100
75
50
25
0
0
25
50
75
100
125
Days after tumor inoculation

CT26 tumor model, tumor size: 60mm^2
CR: complete response,
vaccine antigen:gp70

Effect of tumor size on treatment success of vaccination + aPD-L1

RiboCytokines boost the clinical activity of vaccination + aPD-L1 in large tumors

48

Agenda Who we are and what we do Our key platforms and programs mRNA vaccines – FixVac and iNeST Antibodies CARVac platform – CLDN6 CAR-T RiboCytokines Outlook in 2020 and beyond Small Molecule Immunomodulator program

BNT411: TLR7 agonist has entered the clinical stage Intravenously administered small molecule TLR7 (toll-like receptor 7) agonist Engineered for high potency and high selectivity for TLR7 receptor at the therapeutically active dose range Activates both adaptive and innate immune system Type 1 interferon-dominated release of cytokines and chemokines and potent stimulation of antigen-specific CD8+ T cells, B cells and innate immune cells such as NK cells and macrophages To be used in combination with chemotherapy and checkpoint inhibitors. Qualifies for various solid tumor indications and small cell lung cancer IND filed in November 2019 We expect to initiate a Phase 1/2a clinical trial as a mono and combination therapy in solid tumors in H1/2020 Small Molecule Immunomodulators | TLR7 agonist | BNT411 Planned study design for FIH trial: Phase 1/2a, first-in-human, open-label, dose-escalation trial with expansion cohorts to evaluate safety, pharmacokinetics, pharmacodynamics, and preliminary efficacy of BNT411 as a monotherapy in patients with solid tumors and in combination with atezolizumab, carboplatin and etoposide in patients with chemotherapy-naïve extensive-stage small cell lung cancer (ES-SCLC) H1 2020

Our multi-platform approach

Multiple angles for therapeutic synergy across platforms

Approved PD1/PL1 Inhibitors
+
mRNA Cancer Vaccines

- **FixVac Melanoma (BNT111):** Induces objective responses in CPI-experienced patients
- **iNeST (BNT122):** Currently in Phase 2 in combination with CPI in 1L Melanoma. 2 adjuvant trials planned in 2020

mRNA Cancer Vaccines
+
Engineered Cytokines

- **Ribocytokine IL-2 (BNT151):** Amplification of vaccine induced T cell response in pre-clinical studies

Engineered Cell Therapies
+
mRNA Cancer Vaccines

- **BNT211:** First-of-kind CLDN-6 CAR-T approach utilizing CAR-T Amplifying RNA Vaccine (**CARVac**). Significant amplification of CAR-T cells in preclinical studies (published in SCIENCE, 2020)

Broad therapeutic potential across a range of solid tumors

51

BIONTECH

Agenda Who we are and what we do Our key platforms and programs Outlook in 2020 and beyond +

Expected news flow

We expect a significant news flow in the upcoming 12-18 months

	Platform	Candidate	Indication *(Target)*	1H-2020	2H-2020	2021[3]	2022[3]
mRNA	**FixVac**	BNT111	Advanced Melanoma	Report Phase 1; Start Phase 2	Start Phase 3	Phase 2/3	
		BNT112	Prostate Cancer				Phase 1/2
		BNT113	HPV16+ H&N Cancer		Start Phase 2		
		BNT114	Triple Negative Breast Cancer	Data update Phase 1			
	iNeST	RO7198457 (BNT122)	1L Melanoma with CPI		Trial progress update[1]	Phase 2	
			Multiple ST (basket trial)	Data update Phase 1/2			
	Intratumoral Immunotherapy	SAR441000 (BNT131)	Solid tumors *(IL-12sc, IL-15sushi, GM-CSF, IFNα)*		Report Phase 1/2[2]		
	RiboMabs	BNT141	Multiple ST		Start Phase 1		
		BNT142	Multiple ST *(CD3+CLDN6)*		Start Phase 1		
	RiboCytokines	BNT151	Multiple ST *(Optimized IL-2)*	Start Phase 1			Phase 1
		BNT152/153	Multiple Solid Tumors *(IL-7, IL-2)*		Start Phase 1		
Others	**CAR-T Cells**	BNT211	Multiple ST *(CLDN6)*	Start Phase 1/2			Phase 1/2
	Next-Gen CP Immunomodulators	BNT311	Multiple ST *(PD-L1x4-1BB)*		Report Phase 1/2		
		BNT312	Multiple ST *(CD40x4-1BB)*				
	Antibodies	BNT321	Pancreatic Cancer *(CA19-9)*				
	TLR7 Ligand	BNT411	Multiple ST *(TLR7)*	Start Phase 1		Report Phase 1/2	
	Infectious and Rare Diseases		Influenza		Start first study		
			Up to 10 Infectious Disease Indications			Start first Phase 1	
			5 Rare Disease Indications		Start first Phase 1		

Legend: Expected begin of trial | Expected data readout / update | ST: solid tumors

[1]We expect this topline data update to include an update on the ongoing study, including patient enrollment numbers, with full efficacy and safety data for an interim update expected in the second half of 2021; [2]As the trial is sponsored and conducted by Sanofi, the timing of data updates is not under our control, and is subject to change by Sanofi. [3]Our expectations for timing of milestones beyond 2020 are premised on and subject to the achievement of earlier milestones on their expected timelines. Press releases will be issued once first patient has been dosed.

53

Building a 21st century immunotherapy company Our goals 2020 Outlook 5 trial updates (incl. publishing BNT111 FixVac Melanoma phase 1/2 data in peer reviewed journal) Initiate phase 3 registrational trial for BNT111 FixVac Melanoma Initiate 2 additional iNeST trials in adjuvant stage cancers Initiate phase 1/2 trial using CARVac (BNT211) in CLDN6+ solid tumors (e.g., ovarian, testicular) Initiate phase 2 trial in HPV16+ H&N cancer Continue to build global clinical development organization (US development team on East Coast) 1 2 3 4 5 6

© Copyright BioNTech SE 2019. All Rights Reserved. Jan 27, 2020 An der Goldgrube 12 55131 Mainz Germany T: +49 6131 9084-0 F: +49 6131 9084-390 M: info@biontech.de